 April 8, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2018
Filed July 16, 2018 File No. 001-031990

Dear Ms. Harkins:

We have reviewed your comment, and have set forth below our response under the item number of your March 29, 2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2018

Item 9A. Controls and Procedures, page 49

1.

Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report – i.e., March 31, 2018.

We will amend this filing to disclose the conclusion of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures.

Future filings will also reflect the conclusion of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as prescribed by Item 307 of Regulation S-K.

We appreciate your comments and look forward to any response you may have to our letter.

Sincerely,

/s/ Joseph P. Macaluso

Joseph P. Macaluso

Principal Accounting Officer